IMPACT SHARES TRUST I

2189 Broken Bend

Frisco, Texas 75034

July 13, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Anu Dubey

Re:	Impact Shares Trust I

Pre-Effective Amendment No. 3 to Registration Statement on Form N-1A

(File Nos. 811-23312 and 333-221764)

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Impact Shares Trust I (the “Trust”) respectfully requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) on Form N-1A (File No. 333-221764) be accelerated to 5:00 p.m. EST, Monday July 16, 2018, or as soon thereafter as practicable.

The Trust acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate if you would kindly contact Kathleen Nichols of Ropes & Gray LLP at (617) 854-2418 as soon as the Registration Statement has been declared effective.

Very truly yours,

Impact Shares Trust I

By:	/s/Ethan Powell
Name:	Ethan Powell
Title:	President; Principal Executive Officer, Principal Accounting Officer and Principal Financial Officer

SEI Investments Distribution Co.

One Freedom Valley Drive

Oaks, PA 19456

July 13, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Anu Dubey

Re:	Impact Shares Trust I (the “Trust”)

Pre-Effective Amendment No. 3 to Registration Statement on Form N-1A

(File Nos. 811-23312 and 333-221764)

Dear Ms. Dubey:

The undersigned, as distributor of the above-captioned Trust, hereby joins in the Trust’s request that the effectiveness of the above-referenced registration statement on Form N-1A be accelerated so that it will become effective on July 16, 2018, or as soon thereafter as practicable.

Very truly yours,

SEI Investments Distribution Co.

By:	/s/ John C. Munch
Name:	John C. Munch
Title:	General Counsel and Secretary